Exhibit 21
JO-ANN STORES, INC.
LIST OF SUBSIDIARIES

	State or Country	Percent owned by
Name	of Incorporation	Registrant
Jo-Ann Stores Supply Chain Management, Inc.	Ohio	100%
FCA of Ohio, Inc.	Ohio	100%
House of Fabrics	Delaware	100%
Team Jo-Ann, Inc.	Ohio	100%
Jo-Ann Stores Asia, Limited	Hong Kong	100%